

13030293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Channel Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street 9th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Hippert (443) 541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CHANNEL CAPITAL GROUP LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012



StarkSchenkein, LLP

CHANNEL CAPITAL GROUP LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Channel Capital Group LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public Exp 10-12-16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHANNEL CAPITAL GROUP LLC
TABLE OF CONTENTS



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Auditors

To the Members of
Channel Capital Group LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Channel Capital Group LLC (the Company) as of December 31, 2012 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3600 South Yosemite Street I Suite 600 I Denver, CO 80237 I P: 303.694.6700 I TF: 888.766.3985 I F: 303.694.6761 I www.starkcpas.com
An Independent Member of BKR International

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Channel Capital Group LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and III is fairly stated in all material respects in relation to the financial statements as a whole.

StarkSchenkein, LLP

Denver, Colorado
February 27, 2013

Channel Capital Group LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	205,665
Management and incentive fees receivable		27,371
	$	233,036

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	29,665
MEMBER'S EQUITY		203,371
	$	233,036

The accompanying notes are an integral part of these financial statements.

Channel Capital Group LLC
Statement of Operations and Member's Equity
December 31, 2012

REVENUES	
Incentive fees	$ 10,898
Management fees	125,373
Total revenues	136,271
EXPENSES	
Administrative fees - parent	30,000
Consulting fees - parent	25,438
Registration fees	1,037
Other expenses	14,117
Commissions	11,470
Total expenses	82,062
INCOME FROM OPERATIONS	54,209
Interest income	431
NET INCOME	54,640
MEMBER'S EQUITY - BEGINNING	545,267
Member's distributions	(396,536)
MEMBER'S EQUITY - ENDING	$ 203,371

The accompanying notes are an integral part of these financial statements.

Channel Capital Group LLC
Statement of Cash Flows
December 31, 2012

OPERATING ACTIVITIES	
Net income	$ 54,640
Adjustments to reconcile net income to net cash provided by operating activities:	-
Changes in assets and liabilities:	
Management and incentive fees receivable	327,057
Accounts payable and accrued expenses	13,231
Net cash provided by operating activities	394,928
INVESTING ACTIVITIES	
Net cash provided by investing activities	-
FINANCING ACTIVITIES	
Member's distributions	(396,536)
Net cash (used in) financing activities	(396,536)
NET (DECREASE) IN CASH	(1,608)
CASH AT BEGINNING OF YEAR	207,273
CASH AT END OF YEAR	$ 205,665

SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

CHANNEL CAPITAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Channel Capital Group LLC (the "Company"), is a Delaware limited liability company, organized on July 13, 2001. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and an introducing broker on a fully disclosed basis. On September 8, 2011, Channel Capital Group Inc. (the "Parent") transferred all of its wholly-owned interests in the Company to Channel Capital Group Holdings, LLC, a Delaware limited liability company, to become the sole member of the Company.

The Company generates its revenue through the collection of fees due it as a result of its prior activities of introducing accredited investors to hedge funds and private equity funds (collectively "Investment Funds") through its prior sales staff.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid assets having a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company has entered into agreements with various hedge funds through which the Company earns management and incentive fees for introducing clients that invest in those hedge funds. The Company has also entered into agreements with investment advisors through which the Company earns referral fees for referring investors.

Management fees earned by the Company under these agreements are calculated as a specified percentage of the management fees earned by the hedge fund attributable to Company-referred investors. Also, under these agreements the Company may receive a specified percentage of any incentive fees that the hedge fund may earn on Company-introduced investors. Management and incentive fees are recorded as they are earned. In determining the amount of management and incentive fees earned, the Company relies, in part, on the various hedge funds to inform the Company of the total amount of capital placed with the hedge funds through this introduction process.

CHANNEL CAPITAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (continued)

Effective January 31, 2010, the Company's Parent and sole member entered into a transition agreement with an unrelated broker/dealer ("Successor"), whereby certain Company employees (the "Team") who previously engaged in the Company's hedge fund introduction business, became employees of the Successor, which assumed the hedge fund introduction business. In connection with this agreement, the Successor agreed to pay the Parent $175,000 at the closing plus an additional $175,000 upon the six month anniversary of the closing date. In addition, the Successor will pay the Company an "Earn-Out" of certain percentages of revenues generated by the Team through January 31, 2015; 5% for hedge fund introductions, regardless of whether initiated before or after the closing date, and 10% of net revenues from prime brokerage and trading business generated after the closing date. The Earn-Out will be calculated annually as of December 31, 2010 through 2014 and as of January 31, 2015. The aggregate maximum Earn-Out is $1.5 million. For a two year period after the closing date, the Company will pay the Successor commissions equal to 25% of introduction payments received by the Company for pre-closing introductions, to be paid out to the Team, who had been Channel employees at the time of the respective introductions. No Company assets were transferred or liabilities were assumed by the Successor under the agreement. During the year ended December 31, 2012, the Company earned $118,843 pursuant to the terms of this agreement (see Note 4).

Accounts Receivable and Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. There was no allowance for doubtful accounts as of December 31, 2012.

Concentrations of Credit Risk

The Company maintains all cash in financial institutions, which deposits at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Fair Value of Financial Instruments

The carrying value of cash, management and incentive fees receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Income Taxes

The Company is a single-member limited liability company. For income tax purposes, the Company is treated as a disregarded entity under Federal and State income tax regulations. As such, the Company's revenues and expenses are included on the tax returns filed by the Parent, and no provision or liability for federal or state tax is included in these financial statements.

CHANNEL CAPITAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), under the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital of $176,000, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 17% as of December 31, 2012.

Note 3 – Reserve Requirements

The Company is exempt from SEC Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for the determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Management and incentive fees earned from one Company, pursuant to the transition agreement discussed in Note 1, represented approximately 87% of total management and incentives fees recognized during the year ended December 31, 2012. There were $22,632 receivables outstanding from these funds as of December 31, 2012.

Note 5 – Related party transactions

Administrative expense-sharing agreement

On September 8, 2011, the Company entered into a "Services and Expense Allocation Agreement" with Guggenheim Services, LLC ("Guggenheim"), an affiliate of the Company, for which Guggenheim will provide corporate finance, operations, administration and information technology services to the Company in exchange for $30,000 annually. There were $10,000 payables outstanding related to this agreement as of December 31, 2012.

Note 6 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Channel Capital Group LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2012

Member's equity per Statement of Financial Condition	$ 203,371
Less: Total nonallowable assets	27,371
Net Capital	$ 176,000
Aggregate indebtedness - items included in financial statements	$ 29,665
Basic net capital requirement	$ 5,000
Excess net capital	$ 171,000
Ratio aggregate indebtedness to net capital	17%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Channel Capital Group LLC
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2012

Channel Capital Group LLC, operates pursuant to the Section K(2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members of
Channel Capital Group LLC

In planning and performing our audit of the financial statements of Channel Capital Group LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

StarkSchenkein, LLP

Denver, Colorado
February 27, 2013